UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Diamond Offshore 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Diamond Offshore Drilling, Inc.

15415 Katy Freeway

Houston, Texas 77094

REQUIRED INFORMATION

Item 4.

The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2019 (attached).

Exhibits

23.1Consent of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019,

Supplementary Information as of December 31, 2019

and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee

Diamond Offshore 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2014.

Houston, Texas

June 25, 2020

Diamond Offshore 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

Assets:
Investments, at fair value	$465,563,780	$395,646,888

Receivables:
Notes receivable from participants	7,652,785	8,315,354
Employer contributions	1,222,305	1,032,545
Participant contributions	262,001	268,710
Total receivables	9,137,091	9,616,609

Net Assets Available for Benefits	$474,700,871	$405,263,497

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2019

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$65,926,862
Dividends	13,309,367
Interest income on investments	8,443,863
Net investment income	87,680,092

Interest income on notes receivable from participants	421,689

Contributions:
Participants	14,656,657
Employer	8,071,751
Rollovers	990,049
Total contributions	23,718,457
Total additions	111,820,238

DEDUCTIONS:
Benefits paid directly to participants	$(42,200,485)
Administrative expenses	(182,379)
Total deductions	(42,382,864)
Net Increase	69,437,374
Net Assets Available for Benefits, Beginning of Year	405,263,497
Net Assets Available for Benefits, End of Year	$474,700,871

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of Plan

The Diamond Offshore 401(k) Plan (the “Plan”) was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly owned subsidiary of Diamond Offshore Drilling, Inc. (“Diamond Offshore”). The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the “IRC”) and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the “Participating Employers,” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the IRC.

Administration – The Plan is administered through an administrative and investment committee appointed by our Board of Directors, or Board. Fidelity Management Trust Company (“ Fidelity”) is the Plan’s trustee.

Participants – Employees of the Participating Employers become participants of the Plan on the first enrollment date following their hire date, as defined in the Plan and subsequent amendments.

Contributions –

•

Employee contributions/deferrals - Each year, participants may make voluntary pre-tax or Roth contributions of 1% to 50% of his or her qualified annual compensation, as defined by the Plan. Participants may also make voluntary after-tax contributions in an amount which, when added to the participant’s pre-tax and/or Roth contributions, does not exceed 50% of his or her qualified annual compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Catch-up contributions are subject to employer matching contributions in certain circumstances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain federally mandated limitations.

•

Automatic compensation reduction election/automatic increase - In June 2017, we adopted the Substitute Third Amendment to our Plan, (“Third Amendment”). Pursuant to the Third Amendment, any individual who becomes employed or is newly employed by the employer and who does not make an affirmative election to make or not make contributions to the Plan within 30 days of employment or reemployment date will automatically be subject to a 2% compensation reduction and have that amount contributed to the Plan as a pre-tax contribution. Such participant’s pre-tax or Roth contribution election will increase annually by 1% up to 5% on each anniversary date of the participant’s date of enrollment, as either pre-tax or Roth contributions as described in the Third Amendment. A participant may elect to opt out of the automatic increase program and may also revoke or change their automatic compensation reduction election at any time.

•

Employer matching contributions - During 2019 and 2018, the Participating Employers made matching contributions equal to 100% of the first 5% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. The employer matching contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (“IRS”) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made by the Plan. Employer contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the Plan’s default investments in a life-cycle fund with the target retirement date nearest to age 65. Life-cycle funds are designed for target retirement dates between 2005 and 2060 at five-year intervals, and the mix of investments in each fund changes over time, becoming more conservative as the target retirement date approaches.

Expenses and Fees – Certain expenses of maintaining the Plan are paid by the Plan, unless paid by the Plan’s sponsor as provided for in the plan document and are excluded from these financial statements. Participant fees, including portfolio advisory services, administration of notes receivable and other fees, are allocated among all participants’ accounts by Fidelity. Expenses related to an individual participant’s account are directly charged by Fidelity to the participant’s account. Participants’ accounts may also be allocated revenue credits for certain investment fund options which are calculated and distributed by Fidelity on a quarterly basis.

Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. During 2019 and 2018, investment options included investments in mutual funds, collective investment trusts, a money market fund, a common/collective trust fund (designed to be a stable value fund) and Diamond Offshore Drilling, Inc. Common Stock (“DO Common Stock”). During 2019 and 2018, investment elections to DO Common Stock were limited to no more than 25% of a participant’s total election. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives. See Note 9 “Subsequent Events.”

Plan participants, at their sole discretion, may transfer amounts between the various investment options, including DO Common Stock. During 2019 and 2018, transfers that would have caused the value of the DO Common Stock account to exceed 25% of the value of the Plan participant’s account were disregarded and such amounts remained invested in the investment fund from which the transfer was initiated.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Individual participant accounts invested in the MIP II Fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for the years beginning on or after January 1, 20017 are fully vested after the lapse of three years from the participant’s original hire date. The Plan provides for full vesting of benefits for all Plan participants whose employment is terminated due to a reduction-in-force on or after October 1, 2014.

Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied first to reduce direct administrative expenses charged to the Plan, if any, for the year, and next, to reduce the Participating Employers’ contributions to the Plan. During 2019 and 2018, we used $206,031 and $7,000, respectively, from the forfeiture account to reduce employer contributions. As of December 31, 2019 and 2018, forfeiture balances available to reduce future direct administrative expenses and contributions to the Plan and any related earned investment income were $4,300 and $206,100, respectively.

Notes receivable from participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing interest rates as determined by Plan management, and varying maturity dates, typically not exceeding five years. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits – Upon separation of service, each participant may elect to receive their entire account balance in a single lump-sum cash payment, leave their account invested in the Plan or choose a direct rollover to an eligible retirement plan. To the extent the participant’s accounts are invested in DO Common Stock, the participant may elect payment in whole shares of such stock with any fractional shares paid in cash or a lump-sum cash payment. A participant’s account with a vested interest of $1,000 or less is automatically distributed in a lump-sum cash payment.

Plan Termination – Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, or GAAP.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 “Fair Value Measurements.”

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded at the ex-dividend date, and interest is recorded as earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants -- Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefit payments are recorded when paid.

3. Fair Value Measurements

The Plan’s investments are stated at fair value using a fair value hierarchy prescribed by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of input that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds - Shares of mutual funds, which are registered securities, are valued at quoted market prices, representing the net asset value of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trusts – Unit interests in collective investment trusts are valued at the net asset value (“NAV”) as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and redeemable daily. The NAV, as provided by the trust sponsor, is used as a practical expedient to estimate fair value.

Stable Value Fund - The Fidelity Managed Income Portfolio II Fund (“MIP II Fund”) is a common/collective trust fund valued at NAV.  NAV of the MIP II Fund is based on the fair value of the underlying net assets, which include (i) assets traded in active markets and that have quoted market prices, (ii) assets valued by reference to securities with similar characteristics that are traded in active markets or (iii) using a discounted cash flow model. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The Plan is required to provide a one-year redemption notice to liquidate its entire share in the MIP II Fund.

The MIP II Fund imposes certain restrictions on the Plan, and the MIP II Fund itself may be subject to circumstances that impact its ability to transact at contract value.  However, Plan management believes that the occurrence of events that would cause the MIP II Fund to transact at less than contract value is not probable.

DO Common Stock - Shares of publicly traded common stock of Diamond Offshore are valued based on quoted market prices.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$258,671,275	$--	$--	$258,671,275
Money market fund	3,811,870	--	--	3,811,870
DO Common Stock	7,800,834	--	--	7,800,834
Total assets in the fair value hierarchy	$270,283,979	$--	$--	$270,283,979
Investments measured at NAV*
Collective investment trusts				155,816,148
Stable Value Fund				39,463,653
Investments at fair value				$465,563,780

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$340,371,188	$--	$--	$340,371,188
Money market fund	4,584,469	--	--	4,584,469
DO Common Stock	6,881,426	--	--	6,881,426
Total assets in the fair value hierarchy	$351,837,083	$--	$--	$351,837,083
Stable Value Fund measured at NAV*				43,809,805
Investments at fair value				$395,646,888

*In accordance with GAAP, certain investments that are measured at fair value using NAV per share (or its equivalent) have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to provide reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

4. Plan Tax Status

The IRS has determined and informed us by a letter dated October 7, 2015 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and a stable value fund managed by the trustee of the Plan. The DO Common Stock investment option invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2019 and 2018, the Plan held 1,084,769 and 728,853 shares, respectively, of common stock of Diamond Offshore, with a cost basis of $21,739,490 and $20,272,783, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the value of investment securities will occur in the near term and that some changes could materially affect participant account balances and the assets reported in the Statement of Net Assets Available for Benefits.

7. Subsequent Events

COVID-19 Related Events

On March 11, 2020, the World Health Organization declared the current outbreak of COVID-19 to be a pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of Diamond Offshore common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020 (“CARES Act”). In general, the CARES Act provides for expanded distribution options and favorable tax treatment for up to $100,000 of corona-virus related distributions from eligible retirement plans, as well as special rollover rules with respect to such distributions. The CARES Act also allows a Plan sponsor to increase the limit for plan loans, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. Pursuant to the CARES Act, the Plan rules have been adjusted to allow eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic and to suspend 2020 required minimum distributions. Other optional features of the CARES Act have not been adopted.

Bankruptcy Filing and DO Common Stock

On April 26, 2020, Diamond Offshore and certain of its direct and indirect subsidiaries, including the Plan sponsor, (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors filed motions with the Bankruptcy Court seeking authorization to continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the United States Bankruptcy Code and orders of the Bankruptcy Court. To ensure their ability to continue operating in the ordinary course of business, the Debtors were granted first day relief by the Bankruptcy Court to pay employee wages and benefits and pay certain vendors and suppliers in the ordinary course of business.

In order to successfully emerge from Chapter 11 bankruptcy protection, the Debtors must obtain confirmation of a Chapter 11 plan of reorganization by the Bankruptcy Court. If confirmation by the Bankruptcy Court does not occur, the Debtors could be forced to liquidate under Chapter 7 of the Bankruptcy Code.

As a consequence of the bankruptcy filing, the New York Stock Exchange suspended trading in DO Common Stock at the market opening on April 27, 2020 and commenced proceedings to delist DO Common Stock. Since April 28, 2020, DO Common Stock has been quoted on the OTC Pink Open Market under the symbol “DOFSQ.”

In February 2020, the Plan elected to freeze DO Common Stock as an investment option effective May 1, 2020. As of May 1, 2020, no new contributions or exchanges into the DO Common Stock fund are allowed, and unless otherwise directed, future contributions to the DO Common Stock fund are automatically redirected to the Plan’s default investment in a life-cycle fund with the target retirement date nearest to age 65.

DIAMOND OFFSHORE 401(k) PLAN

EIN 13-3560049 PN 001

SCHEDULE H, LINE 4a –

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

As of December 31, 2019

	Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
	Check Here if Late Participant Loan Payments are Included: [X]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2019	$1,029,783	$ --	$ --	$1,029,783	$ --
2018	$ 335,111	$ --	$ --	$ --	$ 335,111

DIAMOND OFFSHORE 401(k) PLAN

EIN 13-3560049 PN 001

SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2019

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

*	Fidelity Treasury Only Money Market Fund	Money market fund	**	$3,811,870
*	Fidelity Managed Income Portfolio II	Stable value fund	**	39,463,653
*	Fidelity Growth Company K6 Fund	Growth fund	**	48,309,736
	Dodge & Cox Stock Fund	Growth & income fund	**	26,931,205
*	Fidelity 500 Index – Institutional	Growth & income fund	**	18,349,362
	T. Rowe Price Mid-Cap Growth Fund	Growth fund	**	30,589,097
	MFS International Diversification R4	International equity fund	**	24,829,360
*	Fidelity Low-Priced Stock Fund Class K	Growth fund	**	8,993,656
	American Funds –EuroPacific-Growth Fund – Class R6	International equity fund	**	16,879,664
	JP Morgan Large Cap Growth Class R6	Growth fund	**	23,645,575
	Putnam Equity Income Fund	Growth & income fund	**	44,231,553
*	Fidelity Extended Market Index Fund	Growth fund	**	6,879,676
	American Beacon Small Cap Value Fund - Institutional	Growth fund	**	6,167,574
	GS Satellite Strategies Portfolio – Institutional Shares	Growth fund	**	1,370,431
	PIMCO All Asset Fund – Institutional	Growth & income fund	**	1,494,385
	T. Rowe Price Retirement Balanced Trust (Class F)	Growth & income collective investment trust	**	1,518,415
	T. Rowe Price Retirement 2005 Trust (Class F)	Target date retirement collective investment trust	**	224,787
	T. Rowe Price Retirement 2010 Trust (Class F)	Target date retirement collective investment trust	**	1,549,350
	T. Rowe Price Retirement 2015 Trust (Class F)	Target date retirement collective investment trust	**	1,074,586
	T. Rowe Price Retirement 2020 Trust (Class F)	Target date retirement collective investment trust	**	9,783,887
	T. Rowe Price Retirement 2025 Trust (Class F)	Target date retirement collective investment trust	**	11,519,771
	T. Rowe Price Retirement 2030 Trust (Class F)	Target date retirement collective investment trust	**	19,628,630
	T. Rowe Price Retirement 2035 Trust (Class F)	Target date retirement collective investment trust	**	10,844,020
	T. Rowe Price Retirement 2040 Trust (Class F)	Target date retirement collective investment trust	**	21,389,772
	T. Rowe Price Retirement 2045 Trust (Class F)	Target date retirement collective investment trust	**	16,609,504
	T. Rowe Price Retirement 2050 Trust (Class F)	Target date retirement collective investment trust	**	14,900,686
	T. Rowe Price Retirement 2055 Trust (Class F)	Target date retirement collective investment trust	**	2,579,523
	T. Rowe Price Retirement 2060 Trust (Class F)	Target date retirement collective investment trust	**	501,212
	Prudential Core Plus Bond Fund Class 3	Fixed income collective investment trust	**	43,692,006
*	Diamond Offshore Drilling, Inc. Stock	Company stock	**	7,800,834
		Total Investments		465,563,780

*	Participant notes receivable	Interest at 4.25% to 7.25%, maturing in years 2020 to 2029		7,652,785

	Total			$473,216,565
	*	Party-in-interest.
	**	Cost information not provided as investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND OFFSHORE 401(k) PLAN

Date:  June 25, 2020

By:    /s/ Aaron Sobel

Name:  Aaron Sobel

Title: Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith.